UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC FILE NUMBER
1-9247

CUSIP NUMBER
12673P105

NOTIFICATION OF LATE FILING
(Check One):      ☑  Form 10-K      ☐  Form 20-F      ☐  Form 11-K      ☐  Form 10-Q     ☐  Form 10-D      ☐  Form N-SAR
☐  Form N-CSR
                              For Period Ended: March 31, 2006
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

CA, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

One CA Plaza

Address of Principal Executive Office (Street and Number)

Islandia, New York, 11749

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III— NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CA, Inc. (the “Company”) is filing this notice in order to obtain a 15-day extension, from June 14 to June 29, 2006, for filing its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (the “Form-10-K”), for the following reasons. As previously announced in its preliminary earnings release on May 30, 2006, the Company has determined that the amount of its commission expense for fiscal year 2006 was significantly higher than anticipated and that it will incur additional income taxes associated with the repatriation of cash from foreign subsidiaries. The Company also stated that, as a result of these developments, it was in the process of (i) restating its earnings for the third quarter of fiscal 2006 to reflect additional commission expense that should have been recorded in that quarter, (ii) evaluating a potential material weakness in its financial controls relating to the forecasting, processing and monitoring of sales commissions, and (iii) determining the impact on its financial statements of the additional income taxes and the related impact on its internal control assessment. The Company will not be able to complete these processes and the preparation of the financial statements and other information required in the Form 10-K by the initial filing deadline without unreasonable effort and expense.

For more information about the matters described above, see the Company’s Current Report on Form 8-K filed in part and furnished in part with the SEC on May 30, 2006, which includes the preliminary earnings release.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth V. Handal	631	342-6000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously indicated in its preliminary earnings release on May 30, 2006, the Company expects to report in the Form 10-K, revenue and diluted (GAAP) net loss per share that are greater for the fiscal quarter ended March 31, 2006 than for the fiscal quarter ended March 31, 2005 and significantly different for the fiscal year ended March 31, 2006 than for the fiscal year ended March 31, 2005. Due to the reasons described in Part III above, the results of operations reported on May 30, 2006 were reported on a preliminary basis and the Company has not yet completed the preparation of its financial statements and the related audit process for fiscal year 2006. This process could result in adjustments to the previously reported preliminary results for fiscal year 2006 that were not described in the May 30 release or report on Form 8-K.

CA, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	June 13, 2006	By:	/s/ KENNETH V. HANDAL

Kenneth V. Handal Executive Vice President, General Counsel and Corporate Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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